Exhibit 99.(a)(3)

September 26, 2023

RE: Liquidation Opportunity for Moody National REIT II, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of Class A and Class T common stock of Moody National REIT II, Inc. (the “REIT”) for $11.57 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 234,291 shares of the REIT’s Class A shares and up to 25,000 of the REIT’s Class T shares. But these offers expire on November 17, 2023, so you must act soon. The REIT reported an estimated net asset value (“NAV”) per share of $19.45 on March 24, 2023, which reflects the REIT’s estimated per share NAV as of December 31, 2022. The REIT may publish an update to its estimated NAV per share during the period in which these offers are open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

Based on the REIT’s public filings, including the statement below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	There is no public trading market for shares of the REIT’s common stock and the REIT is not required to effectuate a liquidity event by a certain date. As a result, it will be difficult for the REIT’s stockholders to sell their shares and, if stockholders are able to sell their shares, they are likely to sell them at a substantial discount.
•	The REIT has indefinitely suspended the payment of distributions to stockholders effective as of March 2020 and the operation of the REIT’s share repurchase program effective as of April 2020.

If you tender shares in these offers, you will give up the opportunity to participate in any future benefits from owning the shares, including as a result of any long-term strategic initiatives the REIT may be considering.

These offers will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.
•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.
•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently hold an aggregate of approximately 664,588 shares of the REIT’s common stock, or approximately 4.9% of the shares of the REIT’s common stock outstanding as of August 14, 2023. The Purchaser’s offers are for Class A and Class T shares only; the Purchaser is not making any offer for shares of the REIT’s Class I common stock.

If you are interested in this opportunity, please carefully review the enclosed Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extension of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer